Exhibit 99.3

Pharvaris N.V.

Unaudited Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

Unaudited condensed consolidated statement of loss and other comprehensive income

		Three months ended September 30,		Nine months ended September 30,
		2024	2023	2024	2023
	Notes	€	€	€	€
Research and development expenses	3	(25,782,650)	(18,535,782)	(67,363,600)	(46,962,148)
General and administrative expenses	4	(12,119,623)	(7,665,484)	(33,232,533)	(22,770,510)
Total operating expenses		(37,902,273)	(26,201,266)	(100,596,133)	(69,732,658)
Finance (expense)/income	6	(3,578,394)	2,748,943	1,721,377	1,906,348
Loss before income tax		(41,480,667)	(23,452,323)	(98,874,756)	(67,826,310)
Income taxes	7	(230,091)	(146,273)	(585,831)	(301,108)
Net Loss		(41,710,758)	(23,598,596)	(99,460,587)	(68,127,418)
Other comprehensive income (Loss)
Items that may be reclassified to profit or loss:
Exchange gains/(losses) arising on translation of foreign operations		(100,070)	(2,623)	(43,331)	(31,508)
Total comprehensive loss attributable to:
Equity holders of the Company		(41,810,828)	(23,601,219)	(99,503,918)	(68,158,926)
Loss per share attributable to the equity holders of the Company during the periods
Basic and diluted loss per share	19	(0.77)	(0.58)	(1.84)	(1.87)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of financial position

		September 30, 2024	December 31, 2023
	Notes	€	€
Assets
Non-current assets
Property, plant and equipment	8	543,299	223,678
Right of use assets	9	111,625	231,893
Deferred tax assets	7	243,874	387,529
Current assets
Receivables	10	645,392	423,486
Other current assets	11	4,353,384	5,580,704
Cash and cash equivalents	12	305,193,115	391,231,637
Current tax receivable		2,084,773	615,538
Total assets		313,175,462	398,694,465

Equity and liabilities
Equity
Share capital	13	6,507,973	6,274,833
Share premium		620,920,188	615,811,986
Other reserves		36,166,919	27,894,796
Currency translation reserve		(57,915)	(14,584)
Accumulated loss		(366,750,138)	(265,918,628)
Total equity		296,787,027	384,048,403

Long term liabilities
Non-current lease liability	9	17,500	43,564
Current liabilities
Trade and other payables	14	4,195,854	2,909,725
Accrued liabilities	15	12,075,642	11,067,510
Current lease liability	9	99,439	195,341
Current tax payable		—	429,922
Total liabilities		16,388,435	14,646,062
Total equity and liabilities		313,175,462	398,694,465

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of changes in equity

For the nine months ended September 30, 2024 and September 30, 2023

		Share capital	Share premium	Other reserves	Currency translation reserve	Accumulated losses	Total Equity
	Notes	€	€	€	€	€	€
Balance at January 1, 2023		4,057,976	289,177,197	20,169,459	43,290	(164,188,892)	149,259,030
Net Loss		—	—	—	—	(68,127,418)	(68,127,418)
Issue of share capital		834,852	63,366,151	—	—	—	64,201,003
Transaction costs on issue of shares		—	(372,654)	—	—	—	(372,654)
Currency translation reserve		—	—	—	(31,508)	—	(31,508)
Settlement of share-based payments		25,213	2,460,755	(2,174,317)	—	(296,684)	14,967
Share-based payments	18	—	—	8,185,156	—	—	8,185,156
Balance at September 30, 2023		4,918,041	354,631,449	26,180,298	11,782	(232,612,994)	153,128,576
Balance at January 1, 2024		6,274,833	615,811,986	27,894,796	(14,584)	(265,918,628)	384,048,403
Net Loss		—	—	—	—	(99,460,587)	(99,460,587)
Issue of share capital	13	165,000	(165,000)	12,609	—	—	12,609
Transaction costs on issue of shares, net		—	592,000	—	—	—	592,000
Currency translation reserve		—	—	—	(43,331)	—	(43,331)
Settlement of share-based payments		68,140	4,681,202	(3,110,480)	—	(1,370,923)	267,939
Share-based payments	18	—	—	11,369,994	—	—	11,369,994
Balance at September 30, 2024		6,507,973	620,920,188	36,166,919	(57,915)	(366,750,138)	296,787,027

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of cash flows

For the nine months ended September 30,

		2024	2023
	Notes	€	€
Operating activities
Loss before tax		(98,874,756)	(67,826,310)
Non-cash adjustments to reconcile loss before tax to net cash flows from operations:
Share-based payment expense	18	11,369,994	8,185,156
Depreciation expense	4	178,604	191,526
Net foreign exchange loss (gain)	6	2,561,497	(1,759,432)
Finance income	6	(4,127,865)	(146,917)

Changes in working capital:
(Increase) decrease in receivables		(221,874)	73,623
Decrease (increase) in other current assets		1,271,056	(5,225,243)
Increase (decrease) trade and other payables		1,284,669	(2,250,834)
(Decrease) increase in accrued liabilities		(361,382)	237,109

Income taxes paid		(2,350,535)	(830,568)
Received interest		4,094,083	111,694
Net cash flows used in operating activities		(85,176,509)	(69,240,196)

Investing activities
Purchase of property, plant and equipment	8	(377,169)	(61,604)
Net cash flows used in investing activities		(377,169)	(61,604)

Financing activities
Proceeds from issue of shares	13	1,651,470	64,201,004
Transaction costs on issue of shares, net		592,000	(373,257)
Payment of principal portion of lease liabilities	9	(133,077)	(165,852)
Net cash flows provided by financing activities		2,110,393	63,661,895

Net decrease in cash and cash equivalents		(83,443,285)	(5,639,905)
Cash and cash equivalents at the beginning of the period		391,231,637	161,837,429
Effect of exchange rate changes		(2,595,237)	2,161,206
Cash and cash equivalents at the end of the period	12	305,193,115	158,358,730

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Notes to the unaudited condensed consolidated interim financial statements

1. Corporate and Group information

This section provides general corporate and group information about Pharvaris N.V. and its subsidiaries.

1.1 Corporate information

Pharvaris N.V. was incorporated on September 30, 2015 and is based in Leiden, the Netherlands.

The Company’s registered office is located at Emmy Noetherweg 2, Leiden. The Company is registered at the Chamber of Commerce under file number 64239411.

Pharvaris is a late-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases.

The unaudited condensed consolidated interim financial statements of Pharvaris N.V. (the “Company” or “Pharvaris”) and its subsidiaries (collectively, “The Group”) as of September 30, 2024, and December 31, 2023, and for the three and nine months ended September 30, 2024 and 2023 were authorized for issue in accordance with a resolution of the directors on November 13, 2024.

1.2 Group information

Subsidiaries

The unaudited condensed consolidated interim financial statements of the Group include:

		Country of	% of equity interest as September 30,
Name	Legal seat	incorporation	2024	2023
Pharvaris Holdings B.V.	Leiden	The Netherlands	100%	100%
Pharvaris Netherlands B.V.	Leiden	The Netherlands	100%	100%
Pharvaris GmbH	Zug	Switzerland	100%	100%
Pharvaris, Inc.	Delaware	United States of America	100%	100%

The ultimate parent company of the Group is Pharvaris N.V., which is based in the Netherlands.

2. Summary of significant accounting policies

2.1 Basis of preparation

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2023 (“last annual financial statements”). These unaudited condensed consolidated interim financial statements do not include all the information required for a complete set of financial statements prepared in accordance with IFRS as issued by the IASB.

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis. Unless otherwise stated, the unaudited condensed consolidated interim financial statements are presented in euros and all values are rounded to the nearest EUR (€), except per share amounts.

2.2 Going concern

Management assessed the Company’s ability to fund its operations for a period of at least one year after the date the financial statements are issued. Management has not identified a material uncertainty relating to the Company’s ability to continue as a going concern for a period of at least a year from the issuance of these financial statements. The financial statements of the Company have been prepared on the basis of the going concern assumption based on its existing funding, taking into account the Company’s current cash position and the projected cash flows based on the activities under execution on the basis of Pharvaris’ business plan and budget.

2.3 Use of judgements and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

2.4 Change in material accounting policies

The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements for the year ended December 31, 2023.

New standards and interpretations issued not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals and totals for “operating profit or loss”, “profit or loss before financing income and taxes” and “profit or loss”. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted. The Group is currently evaluating the impact of this amendment.

There are no other IFRS or IFRIC interpretations that are not yet effective and that are expected to have a material impact to the interim consolidated financial statements.

3. Research and development expenses

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	€	€	€	€
Clinical expenses	(15,437,752)	(8,897,295)	(37,824,808)	(21,395,174)
Personnel expenses (Note 5)	(7,357,286)	(4,759,379)	(18,988,262)	(13,521,323)
Manufacturing costs	(2,535,747)	(2,490,477)	(6,671,718)	(5,133,990)
Nonclinical expenses	(307,324)	(2,325,762)	(2,012,770)	(6,744,771)
License costs	—	—	(1,500,000)	—
Intellectual Property costs	(144,541)	(62,869)	(366,042)	(166,890)
	(25,782,650)	(18,535,782)	(67,363,600)	(46,962,148)

Research and development expenses are currently not capitalized but are recorded in the unaudited condensed consolidated statements of profit or loss and other comprehensive loss because the recognition criteria for capitalization are not met.

Clinical expenses include costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for CRO’s assisting with our clinical development programs.

Nonclinical expenses include costs of our outsourced discovery, preclinical and nonclinical development studies.

Manufacturing expenses include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities.

4. General and administrative expenses

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	€	€	€	€
Personnel expenses (Note 5)	(5,335,091)	(3,529,687)	(13,013,284)	(10,265,614)
Professional fees	(2,222,064)	(1,361,682)	(5,555,020)	(3,538,857)
Facilities, communication & office expenses	(1,632,564)	(1,577,375)	(4,779,786)	(4,487,982)
Accounting, tax and auditing fees	(868,389)	(327,050)	(2,973,074)	(1,224,364)
Consulting fees	(13,999)	(65,925)	(873,475)	(370,241)
Travel expenses	(656,615)	(304,641)	(1,679,755)	(1,083,091)
Other expenses	(1,390,901)	(499,124)	(4,358,139)	(1,800,361)
	(12,119,623)	(7,665,484)	(33,232,533)	(22,770,510)

Since 2022, the Group entered into a number of short-term rental arrangements, the expenses are included in "Other expenses".

Depreciation expense in the nine months ended September 30, 2024 and 2023 was €0.2 million, respectively. The depreciation related to property, plant and equipment and leases and is included in the 'Other expenses' line. For the third quarter of 2024 a total of €0.2 million (2023: €0.1 million) depreciation charge was included in 'Other expenses'.

5. Personnel expenses

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	€	€	€	€
Wages and salaries	(6,560,758)	(4,605,929)	(17,584,283)	(13,429,175)
Pension charges	(391,057)	(288,788)	(1,142,972)	(848,811)
Other social security charges	(658,871)	(509,007)	(1,904,297)	(1,323,795)
Share-based payments	(5,081,691)	(2,885,342)	(11,369,994)	(8,185,156)
	(12,692,377)	(8,289,066)	(32,001,546)	(23,786,937)

The average number of staff (in FTEs) employed by the Group in the nine months ended September 30, 2024 was 92 (2023: 70).

6. Finance (expense)/income

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	€	€	€	€
Foreign exchange differences	(5,545,458)	2,687,200	(2,406,488)	1,759,432
Interest income over bank balances	1,976,199	66,576	4,154,755	161,942
Other finance expenses	(9,135)	(4,833)	(26,890)	(15,026)
	(3,578,394)	2,748,943	1,721,377	1,906,348

7. Income taxes

Income taxes are accounted for in line with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full-year basis (P&L) and subsequently allocated using the expected full year effective tax rate. The discrete items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/ income.

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	€	€	€	€
Income tax expense	(230,091)	(146,273)	(585,831)	(301,108)
Income tax expense	(230,091)	(146,273)	(585,831)	(301,108)

The tax expense over the three and nine months ended September 30, 2024 and 2023 relates to the Company's U.S. and Dutch subsidiaries as the result of a cost-plus agreement between the Company's principal entity and the U.S. and the Dutch subsidiaries, resulting in an estimated taxable profit in the U.S. and the Netherlands.

Reconciliation of income tax benefit at statutory tax rate and the income tax expense as reported in the unaudited condensed consolidated statement of profit or loss and other comprehensive income is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	€	€	€	€
Loss before income tax	(41,480,667)	(23,452,323)	(98,874,756)	(67,826,310)
Income tax against statutory rate in The Netherlands (25.8%)	10,702,012	6,050,699	25,509,687	17,499,188
Effect of tax rates in other countries	(5,822,028)	(3,264,971)	(14,234,908)	(9,645,509)
Deferred tax assets recognition effects	(4,810,058)	(2,830,006)	(10,817,261)	(7,819,144)
Non-deductible expenses	(300,017)	(101,995)	(873,626)	(335,643)
Prior period adjustments	—	—	(169,723)	—
Total tax charge	(230,091)	(146,273)	(585,831)	(301,108)

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year, bearing in mind the impact of non-discrete and discrete items. Non discrete items in the income tax expense are recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. Discrete items in the income tax expense are recognized at the applicable statutory tax rate.

The (estimated) average annual tax rate used for the nine months ended September 30, 2024 was (0.6%), compared to (0.5%) for the nine months ended September 30, 2023.

The current period losses for which no deferred tax asset has been recognized mainly consists of the unrecognized tax effect of losses incurred in Switzerland. The differences in the overseas tax rates are due to the lower tax rate in Switzerland compared to the statutory income tax rate in the Netherlands.

Pharvaris N.V. is the head of the fiscal unity including Pharvaris Netherlands B.V. and Pharvaris Holdings B.V.

Deferred tax

Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses and deductible temporary differences can be utilized.

Deferred tax assets relating to losses carried forward have not been recognized, and deferred tax assets on deductible temporary differences in excess of deferred tax liabilities on taxable temporary differences have not been recognized in the consolidated statement of profit and loss and other comprehensive income for the Dutch fiscal unity.

8. Property, plant and equipment

	September 30, 2024	December 31, 2023
Net book value	€	€
Balance at beginning of period	223,678	193,474
Additions	377,169	90,051
Depreciation expenses	(57,548)	(59,847)
Balance at end of period	543,299	223,678

	September 30, 2024	December 31, 2023
Cumulative depreciation	€	€
As of January 1,	(125,373)	(65,526)
Depreciation	(57,548)	(59,847)
Balance at end of period	(182,921)	(125,373)

	September 30, 2024	December 31, 2023
Cumulative Costs	€	€
Balance at beginning of period	349,051	259,000
Additions	377,169	90,051
Balance at end of period	726,220	349,051

During the nine months ended September 30, 2024 and 2023, the Group acquired assets with a cost of €0.4 million, respectively. The acquisitions were mainly related to equipment, tools and installations.

9. Leases

The following table provides information about the Group’s right-of-use assets:

	September 30, 2024	December 31, 2023
	€	€
Balance at beginning of period	231,893	432,965
Addition	—	(3,302)
Depreciation charges	(121,056)	(197,770)
Impact of transaction of foreign currency	788	—
Balance at end of period	111,625	231,893

The following table provides information about the Group’s lease liabilities at September 30, 2024:

	September 30, 2024		December 31, 2023
	€		€
Office leases	(116,939)		(238,905)
Total lease liability	(116,939)		(238,905)
Current portion	(99,439)	—	(195,341)
Non-current portion	(17,500)		(43,564)

Office leases consist of a lease entered into on December 1, 2022, for offices in Leiden, The Netherlands. The lease has a lease term of three years and was assessed as being long-term.

Cash outflows related to the lease during the nine months ended September 30, 2024 and 2023, were €0.1 million, respectively.

During the nine months ended September 30, 2024, the Group derecognized an office lease that was entered into on June 1, 2021 for office space in Lexington, United States of America (the " U.S."). The term of the lease was for a period of three years and terminated on June 1, 2024. Cash outflows related to the lease for the nine months ended September 30, 2024 and 2023, were €0.1 million, respectively.

10. Receivables

	September 30, 2024	December 31, 2023
	€	€
Current tax receivable	2,084,773	615,538
VAT receivables	645,392	423,486
	2,730,165	1,039,024

11. Other current assets

	September 30, 2024	December 31, 2023
	€	€
Prepayments	4,353,384	4,959,889
Other assets	—	620,815
	4,353,384	5,580,704

Prepayments mainly relate to prepaid insurance, sign-on bonus to personnel, prepaid research and development expenses and rent.

Other assets as of December 31, 2023, primarily consisted of deferred transaction costs related to the Group’s in-process equity financing (refer to note 13). The Company deferred the transaction costs related to any in-process financing. Upon recognition of the equity instruments, the related transaction costs are deducted from share premium.

12. Cash and cash equivalents

Cash and cash equivalents comprise of cash in bank and are not subject to any restriction.

13. Equity

On September 30, 2024, the Company’s authorized share capital amounted to €14.1 million divided into 117,500,000 ordinary shares each with a nominal value of twelve eurocents (€0.12).

As of September 30, 2024 and December 31, 2023, the total number of issued and fully paid shares was 54,233,105 and 52,290,212, respectively. On September 30, 2024, the issued share capital totaled €6.5 million (2023: €4.9 million). On December 31, 2023, the issued share capital totaled €6.3 million.

In March 2022, the Company filed a Form F-3 Registration Statement and prospectus with the Securities and Exchange Commission, allowing the Company to sell up to $350 million of its securities. This Registration Statement was supplemented by a prospectus supplement covering an at-the-market program providing for the sales from time to time of up to $75 million of its ordinary shares pursuant to a Sales Agreement with Leerink Partners.

As of September 30, 2024, the Company has sold a total of 593,927 ordinary shares under the sales agreement generating total net proceeds of $9.8 million (€9.3 million), after deducting $0.3 million (€0.3 million), which was payable to Leerink Partners as commission in respect of such sales. On April 12, 2024, the Company terminated the March 2022 sales agreement and entered into a new sales agreement with Leerink Partners (the “April 2024 Sales Agreement”), pursuant to which it may sell ordinary shares having an aggregate offering price of up to $175 million from time to time through Leerink Partners. In April 2024, the Company filed a Form F-3 ASR Registration Statement (the “F-3 ASR”) and prospectus with the Securities and Exchange Commission, allowing the Company to sell an unspecified amount of its securities. The F-3 ASR was supplemented by a prospectus supplement covering an at-the-market program providing for the sales from time to time of up to $175 million of its ordinary shares pursuant to the April 2024 Sales Agreement. As of September 30, 2024, the Company has not sold any securities under the April 2024 Sales Agreement.

In June 2023, the Company sold a total of 6,951,340 ordinary shares, par value €0.12 per share, in a private placement at a purchase price of $10.07 per ordinary share. The sale generated total proceeds of approximately $70 million (€64.2 million).

In December 2023, the Company entered into an underwriting agreement with Morgan Stanley & Co. LLC and Leerink Partners, LLC as underwriters, pursuant to which the Company agreed to issue and sell (i) 11,125,000 ordinary shares, par value €0.12 per share and (ii) pre-funded warrants to purchase up to 1,375,000 ordinary shares in an underwritten offering. The offering closed on December 8, 2023, and the Company generated net proceeds of $282.0 million (€261.6 million), after deducting bank fees of $18.0 million (€16.7 million).

The pre-funded warrants were exercised in January 2024 for gross exercise proceeds of $0.01 million and resulted in issuance of 1,375,000 ordinary shares.

In March 2024, the Company received a partial reimbursement for certain of its expenses in connection with the December 2023 offering which have been accounted for in the share premium.

Issued shares

	September 30, 2024	December 31, 2023
	Number of shares	Number of shares
Ordinary shares	54,233,105	52,290,212
	54,233,105	52,290,212

14. Trade and other payables

	September 30, 2024	December 31, 2023
	€	€
Trade payables	4,195,854	2,909,725
	4,195,854	2,909,725

15. Accrued liabilities

	September 30, 2024	December 31, 2023
	€	€
Consulting, professional and audit liability	2,115,556	351,064
Clinical accrued liabilities	2,473,916	1,832,590
Manufacturing accrued liabilities	1,777,044	2,079,900
Nonclinical accrued liabilities	722,094	493,907
Personnel related accruals	4,617,614	5,892,087
Other accrued liabilities	369,418	417,962
	12,075,642	11,067,510

16. Risk management activities

The Group’s risk management activities are the same as disclosed in Note 17 of the consolidated financial statements for the year ended December 31, 2023.

17. Fair values

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

18. Share-based payments

In 2016, the Company implemented an Equity Incentive Plan (the “Plan”) in order to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. This plan has been superseded by the 2021 long term incentive plan (“LTIP”).

Set out below is an overview of changes in the Stock Options and Restricted Stock Units (“RSUs”) during the nine months ended September 30, 2024.

	Stock Options		RSUs
	Outstanding options	Weighted average exercise price	Outstanding RSUs
		$
Outstanding January 1, 2024	3,830,652	9.46	1,033,814
Granted	860,000	21.18	644,179
Exercised (Vested and Settled)	(426,224)	3.86	(211,362)
Forfeited	(177,837)	16.02	(154,784)
Outstanding September 30, 2024	4,086,591	13.74	1,311,847

On April 11, 2024, a total of 70,000 stock options were granted to members of the Board of Directors with an exercise price of $22.31 per share with a final exercise date of April 11, 2034, unless forfeited or exercised on an earlier date. 100% of the aggregate number of shares subject to the option shall vest on the 12-month anniversary of the vesting commencement date, subject to the option holder’s continuous service.

On April 11, 2024, a total of 485,000 stock options were granted to members of key management with an exercise price of $22.31 per share with a final exercise date of April 11, 2034, unless forfeited or exercised on an earlier date. 25% of the aggregate number of shares subject to the option shall vest on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of Shares subject to the option shall vest on each subsequent monthly anniversary of the vesting commencement date, subject to the option holder’s continuous service through each applicable vesting date.

On April 15, 2024 a total of 230,000 stock options were granted to a member of key management with an exercise price of $20.15 per share with a final exercise date of April 15, 2034, unless forfeited or exercised on an earlier date. 25% of the aggregate number of shares subject to the option shall vest on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of shares subject to the option shall vest on each subsequent monthly anniversary of the vesting commencement date, subject to the option holder’s continuous service through each applicable vesting date.

On August 1, 2024 a total of 75,000 stock options were granted to a member of key management with an exercise price of $15.94 per share with a final exercise date of August 1, 2034, unless forfeited or exercised on an earlier date. 25% of the aggregate number of shares subject to the option shall vest on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of shares subject to the option shall vest on each subsequent monthly anniversary of the vesting commencement date, subject to the option holder’s continuous service through each applicable vesting date.

As of September 30, 2024, a total number of 2,346,733 stock options are exercisable (September 30, 2023: 2,116,819).

The inputs and outputs used in the measurement of the fair value per option at each grant/ measurement date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	August 1, 2024	April 15, 2024	April 11, 2024	April 11, 2024
Number of options	75,000	230,000	485,000	70,000
Fair value of the options	$12.87	$16.37	$18.12	$18.05
Fair value of the ordinary shares	$15.94	$20.15	$22.31	$22.31
Exercise price	$15.94	$20.15	$22.31	$22.31
Expected volatility (%)	100%	100%	100%	105%
Expected life (years)	6.1	6.1	6.1	5.5
Risk-free interest rate (%)	4.0%	4.7%	4.7%	4.7%
Expected dividend yield	—	—	—	—

During the nine months ended September 30, 2024 a total of 371,194 RSUs were granted to employees that joined the Group in the same period and to existing employees. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates.

During the nine months ended September 30, 2024, 249,650 RSUs were issued to existing and newly joining key Management. The RSUs shall vest over a four-year period, with 25% of the aggregate number of RSUs vesting on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of RSUs vesting on each subsequent monthly anniversary of the vesting commencement date, subject to continuous service through each applicable vesting date.

During the nine months ended September 30, 2024, 23,335 RSUs were issued to members of the Board of Directors. The RSUs shall vest on the 12-month anniversary of the vesting start date.

The fair value of the RSUs is determined based on the share value per ordinary share at the grant date (or at the first trading day after the grant date if the Nasdaq Stock Exchange is not open on this date). The grant dates and share closing prices for grants during the first nine months of 2024 were: January 2 ($25.87), February 1 ($29.95), March 1 ($24.16), April 11 ($22.31), April 15 ($20.15), May 1 ($24.57), June 1 ($17.71), July 1 ($18.69), August 1 ($15.94) and September 3 ($17.55), respectively.

For the nine months ended September 30, 2024, the Group recognized €11.4 million of share-based payment expense in the unaudited condensed consolidated statement of income or loss and other comprehensive income (nine months ended September 30, 2023: €8.2 million). For the three months ended September 30, 2024, the Group recognized €5.1 million of share-based payment expense in the unaudited condensed consolidated statement of income or loss and other comprehensive income (three months ended September 30, 2023: €2.9 million).

19. Basic and diluted loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares during the three and nine months ended September 30, 2024 and 2023.

All of the Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share attributable to ordinary stockholders as the effect of including them would be antidilutive.

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	€	€	€	€
Net Loss	(41,710,758)	(23,598,596)	(99,460,587)	(68,127,418)
Weighted average number of ordinary shares outstanding	54,069,979	40,909,957	53,919,736	36,455,922
Basic and diluted loss per share	(0.77)	(0.58)	(1.84)	(1.87)

20. Commitments and Contingencies

Claims

There are no material claims known to management related to the activities of the Group.

Commitments

The Group’s contractual obligations and commitments as of September 30, 2024 amounted to €85.5 million, (December 31, 2023: €49 million) primarily related to research and development commitments.

The Group had no contingent liabilities and no contingent assets as of September 30, 2024 and December 31, 2023.

21. Related parties

Note 1.2 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following provides the total amount of transactions that have been entered into with related parties for the relevant financial period.

Key management personnel compensation

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	€	€	€	€
Short term employee benefits	1,509,102	1,111,573	4,171,088	3,287,755
Post employee benefits	101,198	49,582	227,387	143,103
Share-based payments	3,101,495	1,379,966	6,502,415	4,604,754
Total	4,711,795	2,541,121	10,900,890	8,035,612

Refer to note 18 for disclosures on the share-based payments related to RSUs and Options granted to key management during the three and nine months ended September 30, 2024.

The Group engages two management entities for the purpose of providing key management services to the Group. These management entities are considered related parties, as they provide key management services and key management personnel which have key management functions within these entities. Certain key management personnel are also shareholders of the Company.

The aggregate amount of expense recognized in the unaudited condensed consolidated interim financial statements related to these related parties were €0.3 million and €0.6 million in the three and nine months ended September 30, 2024 (2023: €0.2 million; €0.8 million), respectively.

The outstanding balances payable to key management personnel, or entities which they control, as at the nine months ended September 30, 2024 and December 31, 2023, were €1.2 million and €1.4 million, respectively.

22. Events after the reporting period

Morgan Conn, Ph.D., Chief Business Officer, resigned from the Company effective October 4, 2024.

Signatories to the unaudited condensed consolidated interim financial statements

Leiden, November 13, 2024

Pharvaris N.V.

Board of Directors

B.A.E. Modig	R.H. Glassman

E. Björk	J.G.C.P. Schikan

D.P. Meeker	V. Monges